SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ______________________

                               SCHEDULE 13D
                             Amendment Number 6

                   Under the Securities Exchange Act of 1934

                               Worldtex, Inc.
                              (Name of Issuer)

                         Common Stock, Par Value $.01
                        (Title of Class of Securities)

                                 981907108
                               (CUSIP Number)

                                Julia A. Oliver
           350 Park Avenue, 11th Fl., New York, NY 10022 (212) 755-9000
                    (Name, address and telephone number of person
                   authorized to receive notices and communications)

                                July 14, 1998
             (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box  [ ].

          Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
          The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         Page 1 of 22 pages
<PAGE


                                      13D
CUSIP No. 981907108
________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                 EGS Associates, L.P.
________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [ ]
                                                               (b)  [X]
________________________________________________________________________
     (3)  SEC USE ONLY
________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                                 WC
________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                Delaware
________________________________________________________________________
NUMBER OF     (7)  SOLE VOTING POWER
                                        -0-
SHARES        __________________________________________________________
BENEFICIALLY  (8)  SHARED VOTING POWER
                                        465,128
OWNED BY       _________________________________________________________
EACH          (9)  SOLE DISPOSITIVE POWER
                                        -0-
REPORTING      _________________________________________________________
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                                        465,128
________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                                        465,128
________________________________________________________________________
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES **                   [ ]
________________________________________________________________________
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                                         3.22%
________________________________________________________________________
     (14)  TYPE OF REPORTING PERSON **
                                         PN
________________________________________________________________________
              ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                          Page 2 of 22 pages
<PAGE


                                   13D
CUSIP No. 981907108
________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                  EGS Partners, L.L.C.
________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [ ]
                                                               (b)  [X]
________________________________________________________________________
     (3)  SEC USE ONLY
________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                                  OO
________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                  Delaware
________________________________________________________________________
NUMBER OF     (7)  SOLE VOTING POWER
                                           -0-
SHARES         _________________________________________________________
BENEFICIALLY  (8)  SHARED VOTING POWER
                                            1,054,620
OWNED BY       _________________________________________________________
EACH          (9)  SOLE DISPOSITIVE POWER
                                            -0-
REPORTING      _________________________________________________________
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                                            1,062,874
________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                                            1,062,874
________________________________________________________________________
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES **                   [ ]
________________________________________________________________________
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                                            7.37%
________________________________________________________________________
     (14)  TYPE OF REPORTING PERSON **
                                            IA
________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                              Page 3 of 22 pages
<PAGE


                                       13D
CUSIP No. 981907108
________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                    Bev Partners, L.P.
________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [ ]
                                                               (b)  [X]
________________________________________________________________________
     (3)  SEC USE ONLY
________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                                      WC
________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                   Delaware
________________________________________________________________________
NUMBER OF     (7)  SOLE VOTING POWER
                                           -0-
SHARES         _________________________________________________________
BENEFICIALLY  (8)  SHARED VOTING POWER
                                           152,097
OWNED BY       _________________________________________________________
EACH          (9)  SOLE DISPOSITIVE POWER
                                           -0-
REPORTING      _________________________________________________________
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                                           152,097
________________________________________________________________________
              (11) AGGREGATE AMOUNT BENEFICIALLY OWNED
                   BY EACH REPORTING PERSON
                                           152,097
________________________________________________________________________
              (12) CHECK BOX IF THE AGGREGATE AMOUNT
                   IN ROW (11) EXCLUDES CERTAIN SHARES **         [ ]
________________________________________________________________________
              (13) PERCENT OF CLASS REPRESENTED
                   BY AMOUNT IN ROW (11)
                                          1.05%%
________________________________________________________________________
              (14) TYPE OF REPORTING PERSON **
                                          PN
________________________________________________________________________
                   ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                             Page 4 of 22 pages
<PAGE


                                        13D
CUSIP No. 981907108
________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                           Jonas Partners, L.P.
________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                (a)  [ ]
                                                                (b)  [X]
________________________________________________________________________
     (3)  SEC USE ONLY
________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                                      WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)          [ ]
________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                Delaware
________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                            -0-
SHARES        __________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER
                                             16,500
OWNED BY     ___________________________________________________________
EACH           (9)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING      _________________________________________________________
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                             16,500
________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                                             16,500
________________________________________________________________________
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES **         [ ]
________________________________________________________________________
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                                               .11%
________________________________________________________________________
     (14)  TYPE OF REPORTING PERSON **
                                                  PN
________________________________________________________________________
               ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                          Page 5 of 22 pages
<PAGE


                                       13D
CUSIP No. 981907108
________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                        William Ehrman
________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                 (a) [ ]
                                                                 (b) [X]
________________________________________________________________________
     (3)  SEC USE ONLY
________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                             AF   OO   PF
          ____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)          [ ]
________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                   United States
________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                            -0-
SHARES         _________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER
                                            1,690,345
OWNED BY       _________________________________________________________
EACH           (9)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING      _________________________________________________________
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              1,700,599
________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                                              1,700,599
________________________________________________________________________
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES **         [ ]
________________________________________________________________________
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                                              11.79%
________________________________________________________________________
     (14)  TYPE OF REPORTING PERSON **
                                               IN
________________________________________________________________________
          ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                          Page 6 of 22 pages
<PAGE


                                    13D
CUSIP No. 981907108
________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                               Frederic Greenberg
________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                (a) [ ]
                                                                (b) [X]
________________________________________________________________________
     (3)  SEC USE ONLY
________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                                   AF   OO
          ____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                United States
________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                       -0-
SHARES         _________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER
                                        1,690,345
OWNED BY       _________________________________________________________
EACH           (9)  SOLE DISPOSITIVE POWER
                                         -0-
REPORTING      _________________________________________________________
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                          1,698,599
________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                                          1,698,599
________________________________________________________________________
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES **                  [ ]
________________________________________________________________________
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                                          11.77%
________________________________________________________________________
     (14)  TYPE OF REPORTING PERSON **
                                              IN
________________________________________________________________________
                   ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                            Page 7 of 22 pages
<PAGE


                                  13D
CUSIP No. 981907108
________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             Frederick Ketcher
________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [ ]
                                                               (b)  [X]
________________________________________________________________________
     (3)  SEC USE ONLY
________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        AF   OO   PF
          ____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 [ ]
________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                              10,800
SHARES         _________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER
                                              1,690,345
OWNED BY       _________________________________________________________
EACH           (9)  SOLE DISPOSITIVE POWER
                                              10,800
REPORTING      _________________________________________________________
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              1,698,599
________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                                              1,709,399
________________________________________________________________________
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES **                   [ ]
________________________________________________________________________
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                                              11.85%
________________________________________________________________________
     (14)  TYPE OF REPORTING PERSON **
                                              IN
________________________________________________________________________
                 ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                          Page 8 of 22 pages
<PAGE


                                  13D
CUSIP No. 981907108
________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Jonas Gerstl
________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [ ]
                                                               (b)  [X]
________________________________________________________________________
     (3)  SEC USE ONLY
________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                               AF   OO
          ____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                               United States
________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                            -0-
SHARES        __________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER
                                             1,690,345
OWNED BY       _________________________________________________________
EACH           (9)  SOLE DISPOSITIVE POWER
                                             -0-
REPORTING      _________________________________________________________
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              1,698,599
________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                                               1,698,599
________________________________________________________________________
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES **                   [ ]
________________________________________________________________________
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                                                 11.77%
________________________________________________________________________
     (14)  TYPE OF REPORTING PERSON **
                                                 IN
________________________________________________________________________
             ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                          Page 9 of 22 pages
<PAGE


                                  13D
CUSIP No. 981907108
________________________________________________________________________
      (1)  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON
                          James McLaren
________________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [ ]
                                                               (b)  [X]
________________________________________________________________________
      (3)  SEC USE ONLY
________________________________________________________________________
      (4)  SOURCE OF FUNDS **
                          AF     OO
________________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
________________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          United States
________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                              -0-
SHARES         _________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER
                                              1,690,345
OWNED BY       _________________________________________________________
EACH           (9)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING      _________________________________________________________
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              1,698,599
________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              1,698,599
________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                  [ ]
________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                              11.77%
________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                              IN
________________________________________________________________________
          ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                             Page 10 of 22 pages
<PAGE


                                   13D
CUSIP No. 981907108
________________________________________________________________________
       (1)  NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
                             William D. Lautman
________________________________________________________________________
       (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [ ]
                                                               (b)  [X]
________________________________________________________________________
       (3)  SEC USE ONLY
________________________________________________________________________
       (4)  SOURCE OF FUNDS **
                             AF OO
________________________________________________________________________
       (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 [ ]
________________________________________________________________________
       (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                               -0-
SHARES          ________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER
                                               1,690,345
OWNED BY        ________________________________________________________
EACH           (9)  SOLE DISPOSITIVE POWER
                                               -0-
REPORTING       ________________________________________________________
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                               1,698,599
________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                               1,698,599
________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                  [ ]
________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                               11.77%
________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                               IN
________________________________________________________________________
          ** SEE INSTRUCTIONS BEFORE FILLING OUT!


                       Page 11 of 22 pages

          The initial Schedule 13D (the Schedule 13D), initially filed on November 26, 1996, of (i) EGS Associates, L.P., a Delaware limited partnership (EGS Associates), (ii) EGS Partners, L.L.C., a Delaware limited liability company (EGS Partners), (iii) Bev Partners, L.P., a Delaware limited partnership (Bev Partners), (iv) Jonas Partners, L.P., a Delaware limited partnership (Jonas Partners), (v) William Ehrman, (vi) Frederic Greenberg, (vii) Frederick Ketcher, (viii) Jonas Gerstl, (ix) James McLaren, and (x) William D. Lautman relating to the common stock, $.01 par value (the Common Stock) issued by Worldtex, Inc., a Delaware corporation (the Company), is hereby amended by this Amendment No. 6 as follows:

Item 2 is hereby amended and restated in its entirety as follows:

ITEM 2.   IDENTITY AND BACKGROUND.
_________________________________

          (a) This statement is filed by (i) EGS Associates, L.P., a Delaware limited partnership ("EGS Associates"), with respect to shares of Common Stock beneficially owned by it, (ii) EGS Partners, L.L.C., a Delaware limited liability company ("EGS Partners"), with respect to shares of Common Stock beneficially owned by EGS Overseas Fund Limited, a British Virgin Islands corporation ("EGS Overseas"), as well as shares of Common Stock held in other discretionary accounts managed by EGS Partners, (iii) Bev Partners, L.P., a Delaware limited partnership ("Bev Partners"), with respect to shares of Common Stock beneficially owned by it, (iv) Jonas Partners, L.P., a Delaware limited partnership ("Jonas Partners"), with respect to shares of Common Stock beneficially owned by it, (v) William Ehrman, with respect to shares of Common Stock beneficially owned by members of his immediate family (his wife), EGS Associates, EGS Partners, Bev Partners, and Jonas Partners; (vi) Frederic Greenberg, with respect to shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners;
(vii) Frederick Ketcher, with respect to shares of Common Stock beneficially owned by him, EGS Associates, EGS Partners, Bev Partners, and Jonas Partners,(viii) Jonas Gerstl, with respect to shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners; (ix) James McLaren, with respect to shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners and Jonas Partners, and (x) William D. Lautman, with respect to shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners and Jonas Partners. The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

      The general partners of EGS Associates, Bev Partners, and Jonas Partners, and the members of EGS Partners, are William Ehrman, Frederic Greenberg, Frederick Ketcher, Jonas Gerstl, James McLaren and William D. Lautman (collectively, the "General Partners").

                          Page 12 of 22 pages
            (b) The address of the principal business and principal office of (i) EGS Associates, EGS Partners, Bev Partners, Jonas
Partners, and each of the General Partners is 350 Park Avenue, 11th Floor, New York, New York 10022 and (ii) EGS Overseas is c/o CITCO Fund Services (Curacao) N.V., Kaya Flamboyan 9, Curacao, Netherlands
Antilles.

            (c) The principal business of each of EGS Associates, EGS Overseas, Bev Partners, and Jonas Partners is that of a private investment partnership or fund, engaging in the purchase and sale of securities for investment for its own account. The principal business of EGS Partners is that of a registered investment adviser under the Investment Advisers Act of 1940, as amended, engaging in the purchase and sale of securities for investment on behalf of discretionary accounts including EGS Overseas. The present principal occupations of the General Partners are as general partners of EGS Associates, Bev Partners, and Jonas Partners, as members of EGS Partners, and as Managing Directors of EGS Securities Corp.

            (d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

            (f) Each of the individuals referred to in paragraph (a) above is a United States citizen. EGS Associates, Bev Partners, and Jonas Partners are Delaware limited partnerships. EGS Partners is a Delaware limited liability company. EGS Overseas is a British Virgin Islands corporation.

Item 3 is hereby amended and restated in its entirety as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
___________________________________________________________

           The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by EGS Associates, EGS Partners (exclusive of shares beneficially owned by EGS Overseas), EGS Overseas, Bev Partners, and Jonas Partners is approximately $3,156,761, $7,242,102, $14,100, $991,167, and $80,393, respectively.

             The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Ketcher is approximately $61,575.

                          Page 13 of 22 pages

             The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by members of Mr. Ehrmans immediate family is approximately $11,750.00.

             Messrs. Gerstl, Greenberg, McLaren and Lautman currently own no shares of Common Stock.

             The shares of Common Stock purchased by each of EGS Associates, Bev Partners, and Jonas Partners were purchased with the investment capital of the respective entities. The shares of Common Stock purchased by EGS Partners were purchased with the investment capital of discretionary accounts under its management. The shares of Common Stock purchased by Mr. Ketcher and by Mr. Ehrmans immediate family were purchased with personal funds.

             The shares of Common Stock beneficially owned by EGS Associates, EGS Partners (excluding EGS Overseas), EGS Overseas, Bev Partners, and Jonas Partners are held in their respective commingled margin accounts, or in the case of EGS Partners, in margin and non-margin accounts held by each discretionary account under its management. Such margin accounts are maintained at NationsBanc Montgomery Securities L.L.C. and may from time to time have debit balances. Since other securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the shares of Common Stock purchased. Non-margin accounts are maintained at Bankers Trust Company. The shares owned by Mr. Ketcher and by Mr. Ehrmans immediate family (his wife) are held in accounts maintained at NationsBanc Montgomery Securities L.L.C. Currently, the interest rate charged on such various margin accounts is approximately 7.75% per annum.

Item 5 is hereby amended and restated in its entirety as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
______________________________________________

      (a) The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 14,428,671 shares outstanding, which is the total number of shares of Common Stock outstanding as of March 31, 1998, as reflected in the companys quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the Commission) for the quarter ended March 31, 1998 (which is the most recent Form 10-Q on file).

       As of the close of business on July 21, 1998:

          (i) EGS Associates owns beneficially 465,128 shares of Common Stock, constituting approximately 3.22% of the shares outstanding.


                          Page 14 of 22 pages


          (ii) EGS Partners owns directly no shares of Common Stock. By reason of the provisions of Rule 13D-3 of the Securities Exchange Act of 1934, as amended (the
                 Act), EGS Partners may be deemed to own beneficially 1,062,874 shares, constituting approximately 7.37% of the shares outstanding, purchased for discretionary accounts managed by it other than EGS Overseas, and 2,000 shares of Common Stock purchased for EGS Overseas (constituting approximately .01% of the shares outstanding), which, when aggregated, total 1,064,874 shares of Common Stock, constituting approximately 7.37% of the shares outstanding.

         (iii) Bev Partners owns beneficially 152,097 shares of Common Stock, constituting approximately 1.05% of the shares outstanding.

         (iv) Jonas Partners owns 16,500 shares of Common Stock, constituting less than 1% of the shares outstanding.

         (v) Mr. Ehrman owns beneficially through ownership by members of his immediate family (his wife), 2,000 shares of Common Stock, constituting less than 1% of the shares outstanding.

         (vi) Mr. Ketcher owns beneficially through ownership by himself 10,800 shares of Common Stock, constituting less than 1% of the shares outstanding.

         (vi) Messrs. Gerstl, Greenberg, McLaren and Lautman own directly no shares of Common Stock.

          By reason of the provisions of Rule 13D-3 of the Act, each of the General Partners may be deemed to own the 465,128 shares beneficially owned by EGS Associates, the 1,064,874 shares beneficially owned by EGS Partners, the 152,097 shares beneficially owned by Bev Partners, and the 16,500 shares beneficially owned by Jonas Partners. When the shares beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners are aggregated, they total 1,698,599 shares of Common Stock, constituting approximately 11.77% of the shares outstanding.

         (vii) In the aggregate, the Reporting Persons beneficially own a total of 1,711,399 shares of Common Stock, constituting approximately 11.86% of the shares outstanding.

                          Page 15 of 22 pages



          (b) (i) Each of EGS Associates, EGS Partners, (with respect to shares held by EGS Overseas and other discretionary accounts), Bev Partners, and Jonas Partners has the power to vote on all of the shares of Common Stock, except for 8,254 shares held by one of the discretionary accounts, and to dispose of all of the shares of Common Stock beneficially owned by it, which power may be exercised by the General Partners. Each of EGS Overseas and the discretionary accounts is a party to an investment management agreement with EGS Partners pursuant to which EGS Partners has investment authority with respect to securities held in such account.

               (ii) Mr. Ehrman has no power to vote and shared power to dispose of shares owned by his immediate family (his wife), and Mr. Ketcher has the sole power to vote and dispose of the shares owned directly by him.

          (c) The trading dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Common Stock from the 60th day prior to July 14, 1998 until July 21, 1998 by EGS Associates, EGS Partners (excluding EGS Overseas), Bev Partners and Mr. Ehrman are set forth in Schedules A, B, C, and D, respectively, and were all effected on the New York Stock Exchange. During such period, Jonas Partners, and Messrs. Greenberg, Ketcher, Gerstl, McLaren and Lautman did not enter into any transactions in the Common Stock.

          (d) No person other than each respective record owner of shares of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.


                          Page 16 of 22 pages



                              SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  ________________________    ____________________________________
William Ehrman, individually and as
general partner of each of EGS
ASSOCIATES, L.P., BEV PARTNERS,
L.P., JONAS PARTNERS, L.P., and as a
member of EGS PARTNERS, L.L.C.
                                    ____________________________________
William Ehrman as Attorney-in-Fact
for Frederic Greenberg, individually
and as general partner of each of
EGS ASSOCIATES, L.P., BEV PARTNERS,
L.P., JONAS PARTNERS, L.P. and as a
member of EGS PARTNERS, L.L.C.
                                    ____________________________________
William Ehrman as Attorney-in-Fact
for Frederick Ketcher, individually
and as general partner of each of
EGS ASSOCIATES, L.P., BEV PARTNERS,
L.P., JONAS PARTNERS, L.P. and as a
member of EGS PARTNERS, L.L.C.
                                    ____________________________________
William Ehrman, as Attorney-in-Fact
for Jonas Gerstl, individually and
as  general partner of each of EGS
ASSOCIATES, L.P., BEV PARTNERS, L.P.
JONAS PARTNERS, L.P. and as a member
of EGS PARTNERS, L.L.C.
                                    ____________________________________
James McLaren, individually and as
general partner of each of EGS
ASSOCIATES, L.P., BEV PARTNERS,
L.P., JONAS PARTNERS, L.P. and as a
member of EGS PARTNERS, L.L.C.
                                    ____________________________________
William D. Lautman, individually and
as general partner of each of EGS
ASSOCIATES, L.P., BEV PARTNERS,
L.P., JONAS PARTNERS, L.P. and as a
member of EGS PARTNERS, L.L.C.




                          Page 17 of 22 pages
<PAGE

                               Schedule A

                           EGS Associates, L.P.

                     Transactions in the Common Stock

                                                    Price Per Share
Date of                   Number of                 (including
Transaction               Shares Purchased/(Sold)   Commissions, if any)
________________________________________________________________________
    5/19/98                        8,000                    $7.15
    5/21/98                        6,000                    $7.13
    5/27/98                        4,000                    $7.01
    5/28/98                        2,000                    $6.98
    5/29/98                        2,900                    $7.00
    6/3/98                           500                    $6.75
    6/4/9                         83,000                    $6.71
    6/5/98                         1,500                    $6.76
    6/8/98                         2,000                    $6.69
    6/10/98                        1,000                    $6.56
    6/11/98                        1,000                    $6.50
    6/12/98                        2,000                    $6.45
    6/15/98                        1,000                    $6.56
    6/15/98                          100                    $6.44
    6/16/98                        1,000                    $6.56
    6/18/98                        5,000                    $6.56
    6/19/98                        3,000                    $6.50
    6/22/98                        3,000                    $6.21
    6/23/98                        8,000                    $5.75
    6/24/98                        5,200                    $5.73
    6/25/98                        2,247                    $5.89
    6/30/98                        6,621                    $5.99
    7/1/98                         7,495                    $5.66
    7/8/98                         1,500                    $5.81
    7/14/98                        4,318                    $5.60














                           Page 18 of 22 pages

                             Schedule B

                         EGS Partners, L.P.
                      (excluding EGS Overseas)
                   Transactions in the Common Stock

                                                  Price Per Share
Date of             Number of                     (including
Transaction         Shares Purchased/(Sold)       Commissions, if any)
______________________________________________________________________

   5/18/98                  5,000                         $7.32
   6/12/98                  3,000                         $6.45
   7/14/98                 11,220                         $5.60
   7/15/98                  6,500                         $5.39
   7/20/98                  5,000                         $4.81
   7/21/98                 23,000                         $4.62

































                         Page 19 of 22 pages

                              Schedule C

                            Bev Partners, LP
                     Transactions in the Common Stock

                                                Price Per Share
Date of             Number of                   (including
Transaction         Shares Purchased/(Sold)     Commissions, if any)
_______________________________________________________________________

   6/25/98                 753                          $5.89
   6/26/98               2,000                          $5.19
   6/30/98                 379                          $5.99
   7/1/98                2,505                          $5.66
   7/7/98                2,000                          $5.94
   7/13/98               1,000                          $5.81
   7/14/98               1,462                          $5.60
   7/17/98               8,000                          $5.14
































                               Page 20 of 22 pages

                               Schedule D

                             William Ehrman

                      Transactions in the Common Stock

                                                Price Per Share
Date of             Number of                   (including
Transaction         Shares Purchased/(Sold)     Commissions, if any)
_______________________________________________________________________

  7/9/98                   (14,200)                      *


































          *These shares were transferred out of the account of Mr. Ehrmans brother, Richard Ehrman.

                                Page 21 of 22 pages

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